UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)

MVB Financial Corp.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
553810102
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553810102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,129,478

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,129,478

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,129,478

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.7% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based on 11,607,293 shares of common stock, par value $1.00 per share (“Common Stock”) outstanding as of December 4, 2018, as reflected in the Form S-3 filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on December 6, 2018.

CUSIP No. 553810102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,129,478

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,129,478

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,129,478

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.7% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on 11,607,293 shares Common Stock outstanding as of December 4, 2018, as reflected in the Form S-3 filed by the Issuer with the SEC on December 6, 2018.

CUSIP No. 553810102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Sidecar Fund, Series LLC - Series E

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
249,900

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
249,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
249,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 11,607,293 shares Common Stock outstanding as of December 4, 2018, as reflected in the Form S-3 filed by the Issuer with the SEC on December 6, 2018.

CUSIP No. 553810102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Sidecar Fund, Series LLC - Small Financial Equities Series

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
879,578

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
879,578

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
879,578

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.6%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 11,607,293 shares Common Stock outstanding as of December 4, 2018, as reflected in the Form S-3 filed by the Issuer with the SEC on December 6, 2018.

Item 1. (a)        Name of Issuer

MVB Financial Corp.

Item 1. (b)        Address of Issuer’s Principal Executive Offices

301 Virginia Ave
Fairmont, West Virginia  26554-2777

Item 2. (a)        Name of Person Filing

This Amendment No. 3 to the Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman; and
(iii)	EJF Sidecar Fund, Series LLC – Series E (“EJF Sidecar Series E”); and
(iv)	EJF Sidecar Fund, Series LLC – Small Financial Equities Series (“EJF Sidecar Series SFE”).

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 3 to the Schedule 13G is being filed on behalf of each of them.

Item 2. (b)        Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2. (c)        Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)        Title of Class of Securities

Common Stock, par value $1.00 per share (“Common Stock”)

Item 2. (e)        CUSIP Number

553810102

Item 3.

Not Applicable.

Item 4.             Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

EJF Sidecar Series E is the record owner of the number of shares of Common Stock shown on Item 9 of its respective cover page.

EJF Sidecar Series SFE is the record owner of the number of shares of Common Stock shown on Item 9 of its respective cover page.

EJF Capital LLC is the managing member of EJF Sidecar Series SFE and EJF Sidecar Series E, and the investment manager of affiliates thereof, and may be deemed to share beneficial ownership of the shares of Common Stock of which EJF Sidecar Series SFE and EJF Sidecar Series E are the record owners.

Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock over which EJF Capital LLC may share beneficial ownership.

Item 5.            Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person

See Item 4.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.            Identification and Classification of Members of the Group

Not Applicable.

Item 9.            Notice of Dissolution of Group

Not Applicable.

Item 10.         Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2019

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
Name: Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SERIES E

By:	EJF CAPITAL LLC
Its:	Managing Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EJF SIDECAR FUND, SERIES LLC – SMALL FINANCIAL EQUITIES SERIES

By:	EJF CAPITAL LLC
Its:	Managing Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, EJF Sidecar Fund, Series LLC – Series E, a Delaware separate series limited liability company, and EJF Sidecar Fund, Series LLC – Small Financial Equities Series, a Delaware separate series limited liability company, hereby agree and acknowledge that the information required by this Amendment No. 3 to the Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 13, 2019

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
Name: Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SERIES E

By:	EJF CAPITAL LLC
Its:	Managing Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer

EJF SIDECAR FUND, SERIES LLC – SMALL FINANCIAL EQUITIES SERIES

By:	EJF CAPITAL LLC
Its:	Managing Member

By:	/s/ Neal J. Wilson
Name: Neal J. Wilson
Title: Chief Operating Officer